Exhibit 99.4

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted because Fangdd Network Group Ltd. has determined it is not material and would be competitively harmful if publicly disclosed.

Supplementary Agreement to the Purchase Option Agreement

among

Shenzhen Fangdd Information Technology Co., Ltd.

(as the Purchase Right Obligee)

and

Xi Zeng

(as the Purchase Right Obligor)

and

Shenzhen Fangdd Network Technology Co., Ltd.

November 2023

Supplementary Agreement to the Purchase Option Agreement

This Supplementary Agreement to the Purchase Option Agreement (this “Supplementary Agreement”) is made and entered into in Shenzhen, the People’s Republic of China (PRC) on November 20, 2023 by and among:

1.            Party A: Shenzhen Fangdd Information Technology Co., Ltd., with its registered address at 2112 Xiangjiang Financial Building, 3046 Xinghai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen City;

2.            Party B: Xi Zeng, with his domicile at [***], Shenzhen City, Guangdong Province, and ID Card No. [***]; and

3.            Party C: Shenzhen Fangdd Network Technology Co., Ltd., with its registered address at Room 4106, Block B1, Building No. 12, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province.

In this Supplementary Agreement, Party A, Party B and Party C shall hereinafter be referred to individually as a or the other “Party” and collectively as the “Parties.”

WHEREAS:

1.            Party A, Party B and Party C signed a Purchase Option Agreement on March 21,2014 and re-signed the Purchase Option Agreement on December 20, 2017 (the “Purchase Option Agreement”);

2.            Due to the adjustment of Party C’s equity structure, the agreements and written documents related to agreement control have been adjusted and re-signed accordingly, therefore, the Parties unanimously agree to sign this Supplementary Agreement to amend the Purchase Option Agreement.

NOW, THEREFORE, through friendly negotiation, the Parties hereby enter into this Supplementary Agreement as follows:

1.            The definition clause of “Equities” in the Purchase Option Agreement (i.e. Article 3 of the “WHEREAS” clause in the Purchase Option Agreement) is amended a follows: “Party B is a citizen of China, and as a registered shareholder of Party C, holds 46.62% equities of Party C ( the “Equities”).”

2.            The definition clause of the Equity Interest Pledge Agreement in the Purchase Option Agreement (i.e. Article 4 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party B and Party C signed an Equity Interest Pledge Agreement on March 21, 2014 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Equity Interest Pledge Agreement”).”

3.            The definition clause of the Business Operation Agreement in the Purchase Option Agreement (i.e. Article 5 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party C and related parties signed a Business Operation Agreement on March 21, 2014 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Business Operation Agreement”).”

4.            If the provisions of this Supplementary Agreement are inconsistent with the provisions of the Purchase Option Agreement, the provisions of this Supplementary Agreement shall prevail.

(This page has no main body and is a signature page of this Supplementary Agreement to the Purchase Option Agreement)

Shenzhen Fangdd Information Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Information Technology Co., Ltd.

(This page has no main body and is a signature page of this Supplementary Agreement to the Purchase Option Agreement)

/s/ Xi Zeng

Xi Zeng

(This page has no main body and is a signature page of this Supplementary Agreement to the Purchase Option Agreement)

Shenzhen Fangdd Network Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Network Technology Co., Ltd.

Supplementary Agreement (II) to the Purchase Option Agreement

among

Shenzhen Fangdd Information Technology Co., Ltd.

(as the Purchase Right Obligee)

and

Yi Duan

(as the Purchase Right Obligor)

and

Shenzhen Fangdd Network Technology Co., Ltd.

November 2023

Supplementary Agreement (II) to the Purchase Option Agreement

This Supplementary Agreement (II) to the Purchase Option Agreement (this “Supplementary Agreement II”) is made and entered into in Shenzhen, the People’s Republic of China (PRC) on November 20, 2023 by and among:

1.            Party A: Shenzhen Fangdd Information Technology Co., Ltd., with its registered address at 2112 Xiangjiang Financial Building, 3046 Xinghai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen City;

2.            Party B: Yi Duan, with his domicile at [***], Shenzhen City, Guangdong Province and ID Card No. [***]; and

3.            Party C: Shenzhen Fangdd Network Technology Co., Ltd., with its registered address at Room 4106, Block B1, Building No. 12, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province.

In this Supplementary Agreement II, Party A, Party B and Party C shall hereinafter be referred to individually as a or the other “Party” and collectively as the “Parties.”

WHEREAS:

1.            Party A, Party B and Party C signed a Purchase Option Agreement (the “Purchase Option Agreement”) on March 21,2014 and a Supplementary Agreement to the Purchase Option Agreement (the “Supplementary Agreement I”) on August 2018;

2.            Due to the adjustment of Party C’s equity structure, the agreements and written documents related to agreement control have been adjusted and re-signed accordingly, therefore, the Parties unanimously agree to sign this Supplementary Agreement II to amend the Purchase Option Agreement and the Supplementary Agreement I.

NOW, THEREFORE, through friendly negotiation, the Parties hereby enter into this Supplementary Agreement II as follows:

1.            The definition clause of the Equity Interest Pledge Agreement in the Purchase Option Agreement (i.e. Article 4 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party B and Party C signed an Equity Interest Pledge Agreement on March 21, 2014 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Equity Interest Pledge Agreement”).”

2.            The definition clause of the Business Operation Agreement in the Purchase Option Agreement (i.e. Article 5 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party C and related parties signed a Business Operation Agreement on March 21, 2014 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Business Operation Agreement”).”

3.            If the provisions of this Supplementary Agreement II are inconsistent with the provisions of the Purchase Option Agreement and the Supplementary Agreement I, the provisions of this Supplementary Agreement II shall prevail.

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

Shenzhen Fangdd Information Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Information Technology Co., Ltd.

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

/s/ Yi Duan

Yi Duan

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

Shenzhen Fangdd Network Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Network Technology Co., Ltd.

Supplementary Agreement (II) to the Purchase Option Agreement

among

Shenzhen Fangdd Information Technology Co., Ltd.

(as the Purchase Right Obligee)

and

Ying Lu

(as the Purchase Right Obligor)

and

Shenzhen Fangdd Network Technology Co., Ltd.

November 2023

Supplementary Agreement (II) to the Purchase Option Agreement

This Supplementary Agreement (II) to the Purchase Option Agreement (this “Supplementary Agreement II”) is made and entered into in Shenzhen, the People’s Republic of China (PRC) on November 20, 2023 by and among:

1.            Party A: Shenzhen Fangdd Information Technology Co., Ltd., with its registered address at 2112 Xiangjiang Financial Building, 3046 Xinghai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong C7ooperation Zone, Shenzhen City;

2.            Party B: Ying Lu, with her domicile at [***], Shenzhen City, Guangdong Province, and ID Card No. [***]; and

3.            Party C: Shenzhen Fangdd Network Technology Co., Ltd., with its registered address at Room 4106, Block B1, Building No. 12, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province.

In this Supplementary Agreement II, Party A, Party B and Party C shall hereinafter be referred to individually as a or the other “Party” and collectively as the “Parties.”

WHEREAS:

1.            Party A, Party B and Party C signed a Purchase Option Agreement (the “Purchase Option Agreement”) on March 21,2014 and a Supplementary Agreement to the Purchase Option Agreement (the “Supplementary Agreement I”) on August 2018;

2.            Due to the adjustment of Party C’s equity structure, the agreements and written documents related to agreement control have been adjusted and re-signed accordingly, therefore, the Parties unanimously agree to sign this Supplementary Agreement II to amend the Purchase Option Agreement and the Supplementary Agreement I.

NOW, THEREFORE, through friendly negotiation, the Parties hereby enter into this Supplementary Agreement II as follows:

1.            The definition clause of the Equity Interest Pledge Agreement in the Purchase Option Agreement (i.e. Article 4 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party B and Party C signed an Equity Interest Pledge Agreement on March 21, 2014 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Equity Interest Pledge Agreement”).”

2.            The definition clause of the Business Operation Agreement in the Purchase Option Agreement (i.e. Article 5 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party C and related parties signed a Business Operation Agreement on March 21, 2014 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Business Operation Agreement”).”

3.            If the provisions of this Supplementary Agreement II are inconsistent with the provisions of the Purchase Option Agreement and the Supplementary Agreement I, the provisions of this Supplementary Agreement II shall prevail.

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

Shenzhen Fangdd Information Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Information Technology Co., Ltd.

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

/s/ Ying Lu

Ying Lu

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

Shenzhen Fangdd Network Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Network Technology Co., Ltd.

Supplementary Agreement (II) to the Purchase Option Agreement

among

Shenzhen Fangdd Information Technology Co., Ltd.

(as the Purchase Right Obligee)

and

Jiaorong Pan

(as the Purchase Right Obligor)

and

Shenzhen Fangdd Network Technology Co., Ltd.

November 2023

Supplementary Agreement (II) to the Purchase Option Agreement

This Supplementary Agreement (II) to the Purchase Option Agreement (this “Supplementary Agreement II”) is made and entered into in Shenzhen, the People’s Republic of China (PRC) on November 20, 2023 by and among:

1.            Party A: Shenzhen Fangdd Information Technology Co., Ltd., with its registered address at 2112 Xiangjiang Financial Building, 3046 Xinghai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen City;

2.            Party B: Jiaorong Pan, with her domicile at [***], Shanghai, and ID Card No. [***]; and

3.            Party C: Shenzhen Fangdd Network Technology Co., Ltd., with its registered address at Room 4106, Block B1, Building No. 12, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province.

In this Supplementary Agreement II, Party A, Party B and Party C shall hereinafter be referred to individually as a or the other “Party” and collectively as the “Parties.”

WHEREAS:

1.            Party A, Party B and Party C signed a Purchase Option Agreement (the “Purchase Option Agreement”) on March 21,2014 and a Supplementary Agreement to the Purchase Option Agreement (the “Supplementary Agreement I”) on August 2018;

2.            Due to the adjustment of Party C’s equity structure, the agreements and written documents related to agreement control have been adjusted and re-signed accordingly, therefore, the Parties unanimously agree to sign this Supplementary Agreement II to amend the Purchase Option Agreement and the Supplementary Agreement I.

NOW, THEREFORE, through friendly negotiation, the Parties hereby enter into this Supplementary Agreement II as follows:

1.            The definition clause of the Equity Interest Pledge Agreement in the Purchase Option Agreement (i.e. Article 4 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party B and Party C signed an Equity Interest Pledge Agreement on March 21, 2014 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Equity Interest Pledge Agreement”).”

2.            The definition clause of the Business Operation Agreement in the Purchase Option Agreement (i.e. Article 5 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party C and related parties signed a Business Operation Agreement on March 21, 2014 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Business Operation Agreement”).”

3.            If the provisions of this Supplementary Agreement II are inconsistent with the provisions of the Purchase Option Agreement and the Supplementary Agreement I, the provisions of this Supplementary Agreement II shall prevail.

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

Shenzhen Fangdd Information Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Information Technology Co., Ltd.

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

/s/ Jiaorong Pan

Jiaorong Pan

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

Shenzhen Fangdd Network Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Network Technology Co., Ltd.

Supplementary Agreement (II) to the Purchase Option Agreement

among

Shenzhen Fangdd Information Technology Co., Ltd.

(as the Purchase Right Obligee)

and

Li Zhou

(as the Purchase Right Obligor)

and

Shenzhen Fangdd Network Technology Co., Ltd.

November 2023

Supplementary Agreement (II) to the Purchase Option Agreement

This Supplementary Agreement (II) to the Purchase Option Agreement (this “Supplementary Agreement II”) is made and entered into in Shenzhen, the People’s Republic of China (PRC) on November 20, 2023 by and among:

1.            Party A: Shenzhen Fangdd Information Technology Co., Ltd., with its registered address at 2112 Xiangjiang Financial Building, 3046 Xinghai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen City;

2.            Party B: Li Zhou, with her domicile at [***], Shanghai, and ID Card No. [***]; and

3.            Party C: Shenzhen Fangdd Network Technology Co., Ltd., with its registered address at Room 4106, Block B1, Building No. 12, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province.

In this Supplementary Agreement II, Party A, Party B and Party C shall hereinafter be referred to individually as a or the other “Party” and collectively as the “Parties.”

WHEREAS:

1.            Party A, Party B and Party C signed a Purchase Option Agreement (the “Purchase Option Agreement”) on March 21,2014 and a Supplementary Agreement to the Purchase Option Agreement (the “Supplementary Agreement I”) on August 2018;

2.            Due to the adjustment of Party C’s equity structure, the agreements and written documents related to agreement control have been adjusted and re-signed accordingly, therefore, the Parties unanimously agree to sign this Supplementary Agreement II to amend the Purchase Option Agreement and the Supplementary Agreement I.

NOW, THEREFORE, through friendly negotiation, the Parties hereby enter into this Supplementary Agreement II as follows:

1.            The definition clause of “Equities” in the Purchase Option Agreement (i.e. Article 3 of the “WHEREAS” clause in the Purchase Option Agreement) is amended a follows: “Party B is a citizen of China, and as a registered shareholder of Party C, holds 8.88% equities of Party C ( the “Equities”).”

2.            The definition clause of the Equity Interest Pledge Agreement in the Purchase Option Agreement (i.e. Article 4 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party B and Party C signed an Equity Interest Pledge Agreement on March 21, 2014 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Equity Interest Pledge Agreement”).”

3.            The definition clause of the Business Operation Agreement in the Purchase Option Agreement (i.e. Article 5 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party C and related parties signed a Business Operation Agreement on March 21, 2014 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Business Operation Agreement”).”

4.            If the provisions of this Supplementary Agreement II are inconsistent with the provisions of the Purchase Option Agreement and the Supplementary Agreement I, the provisions of this Supplementary Agreement II shall prevail.

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

Shenzhen Fangdd Information Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Information Technology Co., Ltd.

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

/s/ Li Zhou

Li Zhou

(This page has no main body and is a signature page of this Supplementary Agreement (II) to the Purchase Option Agreement)

Shenzhen Fangdd Network Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Network Technology Co., Ltd.

Supplementary Agreement to the Purchase Option Agreement

among

Shenzhen Fangdd Information Technology Co., Ltd.

(as the Purchase Right Obligee)

and

Wei Zhang

(as the Purchase Right Obligor)

and

Shenzhen Fangdd Network Technology Co., Ltd.

November 2023

Supplementary Agreement to the Purchase Option Agreement

This Supplementary Agreement to the Purchase Option Agreement (this “Supplementary Agreement”) is made and entered into in Shenzhen, the People’s Republic of China (PRC) on November 20, 2023 by and among:

1.            Party A: Shenzhen Fangdd Information Technology Co., Ltd., with its registered address at 2112 Xiangjiang Financial Building, 3046 Xinghai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen City;

2.            Party B: Wei Zhang, with his domicile at [***], Shenzhen City, Guangdong Province, and ID Card No. [***]; and

3.            Party C: Shenzhen Fangdd Network Technology Co., Ltd., with its registered address at Room 4106, Block B1, Building No. 12, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province.

In this Supplementary Agreement, Party A, Party B and Party C shall hereinafter be referred to individually as a or the other “Party” and collectively as the “Parties.”

WHEREAS:

1.            Party A, Party B and Party C signed a Purchase Option Agreement (the “Purchase Option Agreement”) on December 20, 2017.

2.            Due to the adjustment of Party C’s equity structure, the agreements and written documents related to agreement control have been adjusted and re-signed accordingly, therefore, the Parties unanimously agree to sign this Supplementary Agreement to amend the Purchase Option Agreement.

NOW, THEREFORE, through friendly negotiation, the Parties hereby enter into this Supplementary Agreement as follows:

1.            The definition clause of the Equity Interest Pledge Agreement in the Purchase Option Agreement (i.e. Article 4 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party B and Party C signed an Equity Interest Pledge Agreement on December 20, 2017 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Equity Interest Pledge Agreement”).”

2.            The definition clause of the Business Operation Agreement in the Purchase Option Agreement (i.e. Article 5 of the “WHEREAS” clause in the Purchase Option Agreement) is amended as follows: “Party A, Party C and related parties signed a Business Operation Agreement on March 21, 2014 (including its subsequent amendments, supplements and re-signing from time to time) (collectively, the “Business Operation Agreement”).”

3.            If the provisions of this Supplementary Agreement are inconsistent with the provisions of the Purchase Option Agreement, the provisions of this Supplementary Agreement shall prevail.

(This page has no main body and is a signature page of this Supplementary Agreement to the Purchase Option Agreement)

Shenzhen Fangdd Information Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Information Technology Co., Ltd.

(This page has no main body and is a signature page of this Supplementary Agreement to the Purchase Option Agreement)

/s/ Wei Zhang

Wei Zhang

(This page has no main body and is a signature page of this Supplementary Agreement to the Purchase Option Agreement)

Shenzhen Fangdd Network Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Network Technology Co., Ltd.